Exhibit 3 Second Quarter 2024 Results Panorama High Rise, Miami, United States

Except as the context otherwise may require, references in this presentation to “Cemex,” “we,” “us,” or “our,” refer to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated entities. The information included in this presentation contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, and expectations (financial or otherwise), and typically can be identified by the use of words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: changes in Mexico’s or other countries’, in which we operate, general economic, political and social conditions, including new governments, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, consumer confidence and the liquidity of the financial and capital markets; the cyclical activity of the construction sector and reduced construction activity in our end markets; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; changes in spending levels for residential and commercial construction; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment and essential suppliers; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply and implement technologies that aim to reduce CO2 emissions in jurisdictions with carbon regulations in place; the legal and regulatory environment, including environmental, energy, tax, antitrust, human rights and labor welfare, acquisition-related rules and regulations; the effects of currency fluctuations on our results of operations and financial conditions; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by government and regulatory agencies; our ability to protect our reputation; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost- reduction initiatives, implement our pricing initiatives for our products, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges, and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine and conflicts in the Middle East; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this presentation not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are yet not proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information contained in this presentation is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Market data used in this presentation not attributed to a specific source are estimates of Cemex and have not been independently verified. Certain financial and statistical information contained in this presentation is subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. Unless otherwise specified, all references to records are internal records. This presentation includes certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in this annual report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. Also, this presentation includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Cemex generated some of this data internally, and some was obtained from independent industry publications and reports that Cemex believes to be reliable sources. Cemex has not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. Cemex acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price Cemex’s products and services based upon their quality and characteristics as well as their value to Cemex’s customers. Cemex does not accept any communications or agreements of any type with competitors regarding the determination of Cemex’s prices for Cemex’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products. Additionally, the information contained in this presentation contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green,’ ‘social,’ or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright Cemex, S.A.B. de C.V. and its subsidiaries

Key highlights in Second Quarter 2024 th • 6 consecutive quarter of EBITDA growth, with highest EBITDA margin in 8 years • Continued improvement in price-to-cost ratio • Growth investments contributing 10% of EBITDA • Urbanization Solutions EBITDA increasing 10% • Upgraded by Fitch to Investment Grade rating 1 • Double digit ROCE well above our cost of capital • Continued reduction in CO emissions 2 • Ranked # 1 by the World Benchmarking Alliance among 91 companies in hard to abate industries 3 1) Return over Capital Employed. Trailing twelve months as of June 2024, excluding goodwill Panorama High Rise, Miami, United States

2Q24: Highest quarterly EBITDA margin since 2016 EBITDA FCF after Net Sales EBITDA Margin Maint. Capex 0% l-t-l 1% l-t-l +0.3pp 0% +2% 4,494 965 21.5% 4,483 278 21.2% 951 252 2Q23 2Q24 2Q23 2Q24 2Q23 2Q24 2Q23 2Q24 Highway I-10 Corridor, Los Angeles, United States Millions of U.S. dollars 4 Built with Vertua Concrete, part of our Vertua family of sustainable products

Strong Mexican volume performance continues 2Q24 CONSOLIDATED VOLUMES YoY % Volume Growth YoY % Volume Growth -2% 0% -2% USA EUROPE -6% -7% -3% -8% -12% 5% -9% 0% 3% 2% EMEA MEX -8% -11% 1 Cement 0% Ready-mix -1% Aggregates SCAC -8% 5 1) Domestic gray cement

Pricing growth despite challenging volume backdrop 2Q24 YoY CONSOLIDATED PRICES and QoQ Price % 2Q24 (l-t-l) 1% 0% 7% 4% EUROPE 3% 3% 4% 4% USA -3% 0% -2% -1% 1% 0% -1% 1% 0% 0% 6% 1% 3% 3% 0% MEX EMEA 0% 1% -6% -1% Sequential (1Q24 to 2Q24) 6% 0% 0% 1 Cement 11% Ready-mix 3% Aggregates SCAC -2% 1% 2% -2% 1) Domestic gray cement 6 Note: For Cemex, SCAC, Europe and EMEA, prices are calculated on a volume-weighted average basis at constant foreign-exchange rates

Favorable price-cost dynamics propel EBITDA margin 2Q24 EBITDA Waterfall +1% +2% 965 963 -59 9 -9 2 951 137 23 -89 2Q23 Volume Price Costs Growth Urbanization Other 2Q24 FX 2Q24 Investments Solutions l-t-l reported EBITDA 21.2% 21.5% +0.3 pp margin COGS as 65.3% 64.3% -1.0 pp % of Sales 7 Millions of U.S. dollars

Urbanization Solutions: Continued strong growth EBITDA EBITDA Millions of U.S. dollars By region in 2Q24 SCAC +10% 7% EMEA 98 MEX Partnering with the 26% 36% 89 world’s leading USA circular economy 30% network to accelerate our circularity efforts EBITDA growth driven mainly by: 2Q23 2Q24 through Regenera 1 • Circularity, with CDEM business in EBITDA Margin 14.0% 14.7% Europe • Admixtures and pavement services in % of EBITDA 9% 10% Mexico Aligned to mega trends of construction industry, including decarbonization, resiliency, circularity and urbanization 8 1) Construction, Demolition, and Excavation Materials

Continued leadership in decarbonization Scope 1 net CO emissions 2 Kg of CO per ton of cementitious 2 -14% -3% 620 Ranked # 1 in 549 533 513 Climate and Energy 434 430 < Benchmark Among 91 global cement, aluminum, and steel companies 2020 YTD 2Q23 Y TD 2Q24 2 030 2Q24 2030 Cemex Cemex Cemex Cemex Cemex European Target Europe Cement Industry 1 Target Cemex Europe leading Cemex and European industry in Climate Action 9 1) 2030 European cement industry target before construction, carbonation, concrete decarbonization levers, and CCUS

Regional Highlights Feeling Residential Housing, Medellín, Colombia 10

Mexico: Achieving new records YTD Millions of U.S. dollars 2Q24 2Q24 Sales 1,381 2,695 % YoY (l-t-l) 5% 8% EBITDA 454 874 % YoY (l-t-l) 12% 12% EBITDA margin 32.9% 32.4% pp var 2.1pp 1.3pp • EBITDA reaching another record level with significant margin expansion supported by volumes and favorable price-to-cost dynamics • Mid-single digit volume growth despite difficult June weather conditions • Volumes continues to reflect dynamism of both formal and informal construction • Mid-single digit increase in prices for our three core products, outpacing input cost inflation La Mexicana Park, Mexico City, Mexico 11 Built with Vertua Concrete, part of our Vertua family of sustainable products

U.S.: Record EBITDA margin despite volume decline YTD Millions of U.S. dollars 2Q24 2Q24 Sales 1,392 2,626 % YoY (l-t-l) (2%) (2%) EBITDA 297 534 % YoY (l-t-l) (2%) 0% EBITDA margin 21.4% 20.4% pp var 0.1pp 0.5pp • EBITDA margin expansion supported by favorable price-to-cost ratio, despite decline in volumes • EBITDA declined slightly due to lower volumes and higher maintenance costs • Lower cement and ready-mix volumes largely due to difficult weather, softening market demand, portfolio rationalization, competitive dynamics and timing of large projects • Prices for our products increasing mid to high single digits • Expecting better volume performance in back half of year, supported by positive underlying demand in infrastructure and industrial, and easier prior year comps Metro Purple Line, Los Angeles, United States 12

EMEA: Resilient prices despite decline in volumes YTD Millions of U.S. dollars 2Q24 2Q24 Sales 1,190 2,235 % YoY (l-t-l) (5%) (7%) EBITDA 175 258 % YoY (l-t-l) (11%) (23%) MEA EBITDA margin 14.7% 11.6% 19% pp var (0.9pp) (2.3pp) 1H24 EBITDA • EBITDA impacted by challenging demand backdrop in western Europe and geopolitical events in the Middle East 81% Europe • In Europe, divergence in volume performance between western and eastern markets • Challenging cement volumes in Germany, UK, and France, significantly offset by growth in Poland, Czech Republic and Croatia • Despite volume headwinds, resilient prices for our products in Europe • Leading the industry in CO reduction in Europe, with record level of clinker factor 2 <70% Happy Residence for Seniors, Montpellier, France Built with Insularis, part of Note: The Philippines has been re-classified as a discontinued operation, no longer included in our operating results 13 our Vertua family of sustainable products

SCAC: Solid pricing driving Sales growth YTD Millions of U.S. dollars 2Q24 2Q24 Sales 457 879 % YoY (l-t-l) 2% 1% EBITDA 110 213 % YoY (l-t-l) (1%) 9% EBITDA margin 24.2% 24.3% pp var (1.0pp) 1.4pp • Pricing contribution driving top-line growth with cement and ready-mix prices increasing mid-single to low-double digits, respectively • Flat cement volumes with formal construction, mainly in the infrastructure sector, supporting demand • EBITDA declined slightly, driven by timing of maintenance, more than offsetting positive pricing contribution and lower energy and raw material costs Gimnasio Moderno, Bogotá, Colombia 14

Financial Developments Pelješac Bridge, Pelješac, Croatia Built with Vertua Concrete, part of our Vertua family of sustainable products

YTD free cash flow driven by EBITDA growth, and offset primarily by higher taxes


1H24 vs 1H23
FCF after maintenance capex
223
60
45
-3
-8
-175
-102
40
1H23 FCF after maintenance capex
EBITDA
Maintenance capex
Net financial expense
Working capital
Taxes
Other cash items (net)
1H24 FCF after maintenance capex

- Mexico and US regions combined, delivered YTD EBITDA growth of 10%
- Urbanizations solutions YTD EBITDA growing 13%
- 21% YTD decline in fuel costs per ton of cement
- ~70% of hedgeable fuels and freight costs are hedged for 2024
- Mexican peso hedging strategy providing stability to FCF generation

Millions of U.S. dollars

16

2024 Outlook Gilbert Chabroux School, Lyon, France Built with Insularis, part of our Vertua family of sustainable products

2024 guidance[1]

CEMEX

EBITDA[2]	Low to mid-single digit % increase
Energy cost/ton of cement produced	High-single digit decline
Capital expenditures	~$1.6 billion total ~$1.0 billion Maintenance, ~$0.6 billion Strategic
Investment in working capital	Reduction of ~$300 million
Cash taxes	~$1.0 billion, including extraordinary payment of Spanish tax fine
Cost of debt[3]	Flat

1) Reflects Cemex's expectations as of July 25, 2024
2) Like-to-like for ongoing operations and assuming June 30, 2024, FX levels for the remaining of the year
3) Including the coupons of subordinated notes with no fixed maturity and the effect of our MXN-USD cross-currency swaps

18

Appendix International Museum of Baroque, Puebla, Mexico

Urbanization Solutions Operating EBITDA Sales +9% l-t-l +6% l-t-l 8% 13% 1,318 193 14% 22% Circularity 1,218 171 13% 12% Industrialized 15% 20% Construction 15% 17% 28% 53% Related 25% 50% Services 38% Performance 38% 20% Materials 20% YTD 2Q23 YTD 2Q24 YTD 2Q23 YTD 2Q24 Op. EBITDA 14.0% 14.6% margin +0.6pp By region 6% 7% 49% 27% 19% 37% 30% 26% YTD 2Q24 MEX USA EMEA SCAC Millions of U.S. dollars Calzada del Valle, San Pedro Garza García, Mexico 20

Debt maturity profile as of June 30, 2024 Main bank debt agreements Other bank debt Total debt as of June 30, 2024: $7,553 million Fixed Income Leases Average life of debt: 4.6 years 1,502 1,389 1,254 1,022 908 826 484 169 2024 2025 2026 2027 2028 2029 2030 2031 Millions of U.S. dollars Debt maturity profile does not include debt of Cemex Holdings Philippines, Inc. (CHP) and its subsidiaries owed to third parties other than the Cemex group, as this debt was reclassified to 21 liabilities held for sale as a result of the agreement to divest our operations in the Philippines, as per IFRS

Consolidated volumes and prices YTD 2Q24 vs. 2Q24 vs. 2Q23 2Q24 vs. 1Q24 YTD 2Q23 Volume (1%) (0%) 12% Domestic gray Price (USD) 5% 2% (0%) cement Price (l-t-l) 3% 3% 1% Volume (10%) (9%) 10% Ready mix Price (USD) 6% 4% (1%) Price (l-t-l) 5% 4% 0% Volume (3%) (3%) 12% Aggregates Price (USD) 4% 3% (2%) Price (l-t-l) 3% 3% (1%) Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates 22

Additional information on debt Other MXN 3% Second Quarter First Quarter 5% Euro 2023 2024 % var 2024 15% 1 7,665 7,553 (1%) 7,844 Total debt 3 Currency Short-term 4% 4% 4% denomination U.S. Long-term 96% 96% 96% dollar 78% Cash and cash equivalents 471 425 (10%) 476 Net debt 7,194 7,128 (1%) 7,369 2 7,281 7,208 (1%) 7,371 Consolidated net debt 2 2.45 2.13 2.18 Consolidated leverage ratio Variable 2 30% 6.90 7.72 7.80 Consolidated coverage ratio 3 Interest rate Fixed Millions of U.S. dollars. For second quarter 2024, Total debt and Net debt do not include debt of Cemex Holdings Philippines, Inc. (CHP) and its subsidiaries owed to third 70% parties other than the Cemex group, as this debt was reclassified to liabilities held for sale as a result of the agreement to divest our operations in the Philippines, as per IFRS. 1) Includes leases, in accordance with IFRS 2) Calculated in accordance with our contractual obligations under our main bank debt agreements; includes EBITDA and debt from our Philippines operations 3) Includes the effect of our interest rate and cross-currency derivatives, as applicable 23

Additional information on debt Total debt by instrument First Quarter Second Quarter 2024 % of total 2024 % of total Fixed Income 3,845 49% 3,777 50% Main Bank Debt Agreements 2,473 32% 2,488 33% 50% Leases 1,272 16% 1,174 16% 33% Other 254 3% 115 2% Total Debt 7,844 7,553 16% 2% Millions of U.S. dollars For second quarter 2024, Total Debt does not include debt of Cemex Holdings Philippines, Inc. (CHP) and its subsidiaries owed to third parties other than the Cemex group, as this debt was reclassified to liabilities held for sale as a result of the agreement to divest our operations in the Philippines, as per IFRS. 24

2Q24 volume and price summary: selected countries and regions Domestic gray cement Ready mix Aggregates 2Q24 vs. 2Q23 2Q24 vs. 2Q23 2Q24 vs. 2Q23 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico 5% 4% 3% 2% 7% 6% 3% 4% 3% U.S. (7%) 4% 4% (12%) 7% 7% (2%) 4% 4% EMEA (0%) (3%) (0%) (11%) (3%) (1%) (8%) 0% 1% Europe (2%) (0%) (0%) (6%) (4%) (3%) (8%) 1% 1% MEA 6% (21%) 11% (18%) (2%) (0%) (9%) (3%) (2%) SCAC 0% 4% 3% (8%) 19% 11% (1%) 6% (2%) Price (LC) for EMEA, Europe, MEA, and SCAC calculated on a volume-weighted-average basis at constant foreign-exchange rates 25

YTD 2Q24 volume and price summary: selected countries and regions Domestic gray cement Ready mix Aggregates YTD 2Q24 vs. YTD 2Q23 YTD 2Q24 vs. YTD 2Q23 YTD 2Q24 vs. YTD 2Q23 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico 6% 8% 3% 2% 14% 10% 6% 16% 11% U.S. (8%) 4% 4% (13%) 8% 8% 3% 1% 1% EMEA (2%) (0%) 1% (14%) (1%) (1%) (12%) 2% 1% Europe (5%) 2% 1% (9%) (2%) (2%) (11%) 3% 2% MEA 5% (8%) 13% (22%) (2%) (0%) (14%) (4%) (3%) SCAC (3%) 6% 5% (8%) 23% 12% (2%) 11% 1% Price (LC) for EMEA, Europe, MEA, and SCAC calculated on a volume-weighted-average basis at constant foreign-exchange rates 26

1 2024 volume guidance : selected countries/regions Cement Ready-mix Aggregates Flat to low-single digit increase Low-single digit decline Flat to low-single digit decline CEMEX Low to mid-single digit increase Low to mid-single digit increase Low-single digit increase Mexico Low-single digit decline Mid-single digit decline Flat USA Flat to low-single digit increase Mid-single digit decline Low-single digit decline EMEA Europe Flat to low-single digit increase Low-single digit decline Flat to low-single digit decline MEA Flat to low-single digit decline Mid-single digit decline Mid-single digit decline SCAC Low-single digit decline Low-single digit decline N/A 1) Reflects Cemex’s expectations as of July 25, 2024. Volumes on a like-to-like basis. All volume guidance in this slide means in percentage terms vs 2023 27

Relevant Sustainability indicators YTD YTD Customers and suppliers 2Q23 2023 2Q24 Carbon strategy 2023 2Q23 2Q24 Net Promoter Score (NPS) 68 70 75 533 Kg of CO per ton of cementitious 549 541 2 % of Sales using CX Go 65% 67% 65% Alternative fuels (%) 36.5% 37.5% 36.3% 73.4% 72.3% 72.2% Clinker factor YTD YTD YTD YTD Low-carbon products 2023 Health and safety 2023 2Q23 2Q24 2Q23 2Q24 Blended cement as % of total 2 3 0 Employee fatalities 81% 81% 81% cement produced Employee L-T-I frequency rate 0.5 0.6 0.6 Vertua concrete as % of total 46% 48% 56% Operations with zero fatalities and 98% 96% 97% injuries (%) Vertua cement as % of total 55% 56% 62% 28

Definitions SCAC South, Central America and the Caribbean EMEA Europe, Middle East and Africa MEA Middle East, and Africa When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed Cement from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace Maintenance capital obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental expenditures regulations or company policies When referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales Sales, these represent the total revenues (Net Sales) of the company as reported in the financial statements. EBITDA Means Operating EBITDA: Operating earnings before other expenses, net plus depreciation and operating amortization EBITDA margin Means Operating EBITDA margin: which is calculated by dividing our “Operating EBITDA” by our sales Cemex defines it as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes Free cash flow paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes) IFRS International Financial Reporting Standards, as issued by the International Accounting Standards Board Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs USD/U.S. dollars U.S. dollars % YoY Year-over-year percentage variation for the same period of the previous year 29

Contact Information Investors Relations Stock Information In the United States: NYSE (ADS): +1 877 7CX NYSE CX In Mexico: Mexican Stock Exchange +52 81 8888 4292 (CPO): CEMEX.CPO ir@cemex.com Ratio of CPO to ADS: 10 to 1